UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 February, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 23 February 2026: Short form announcement: Reviewed financial results for the six months ended 31 December 2025 and updated business outlook

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company or the Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

SHORT FORM ANNOUNCEMENT: REVIEWED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 AND UPDATED BUSINESS OUTLOOK

Sasol has released its operating and financial results for the six months ended 31 December 2025 (H1 FY26).

Highlights:

- Turnover of R122,4 billion remained flat compared to prior period, supported by 3% increase in sales volumes and despite the softer macro environment
- Secunda Operations' (SO) production volumes 10% higher
- Lower cash fixed cost compared to the prior period, reflecting disciplined cost management
- Adjusted EBITDA of R21,0 billion, 12% lower than the prior period
- Earnings before interest and tax (EBIT) of R4,6 billion, 52% lower than the prior period
- Headline earnings per share (HEPS) of R9,27 per share, 34% lower than the prior period
- Capital expenditure of R8,5 billion, 43% lower than the prior period
- Free cash flow improvement to R0,8 billion, more than 100% change from the prior period
- Net debt (excluding leases) of R63,3 billion (US$3,8 billion), representing a net debt to Adjusted EBITDA ratio of 1,6 times
- FY26 hedging programme concluded, with FY27 hedging programme underway

Statement by Simon Baloyi, Chief Executive Officer of Sasol:
" We are showing consistent progress in the implementation of our strategic initiatives as set out in our Capital Markets Day plan. This is strengthening our foundation business, helping us to mitigate ongoing global market volatility and macroeconomic headwinds, building resilience for the future."

Safety remains our foremost value, and we endeavour to send everyone home safely each day. Unfortunately, we did not, as we lost one of our team members in September 2025. While this loss weighs heavily on us, we are seeing an encouraging improvement in key leading safety indicators. Our commitment to safety remains unwavering as we continue to embed learnings and reinforce a strong safety culture across the business.

In the Southern Africa business, we achieved an important milestone in December 2025 when the destoning plant at Sasol Mining reached beneficial operation in line with plan and improving coal quality. This, together with higher gasifier availability and no phase shutdown, resulted in a 10% uplift in Secunda Operations' (SO) production volumes. Disciplined cost and capital management further supported a lower cash break-even oil price.

The International Chemicals reset strategy is progressing, although market conditions were weaker than anticipated with lower US ethylene margins and muted market demand. We have made good progress on lowering our cost base, which supported a 10% increase in Adjusted EBITDA in US$ terms compared to the prior period.

The Group generated positive free cash flow in the first half of the financial year for the first time in four years, despite the challenging macro environment. This was supported by the higher sales volumes, lower cash fixed costs and lower capital expenditure. Importantly, this has been achieved without compromising asset integrity and safety.

The balance sheet remains a focus area with robust liquidity in place while we continue to hedge proactively to manage downside risk.

We continue to advance our Grow and Transform strategy. We have secured an additional 300 megawatt (MW) of renewable energy, increasing total secured capacity in South Africa to more than 1 200 MW, supporting both emission reductions and cost savings.

Our priorities are clear: safe, reliable operations; disciplined cost and capital management; proactive risk management; and improved cash generation. Consistent execution in these areas is strengthening resilience and positioning Sasol to deliver sustainable shareholder value."

Financial performance

Sasol continued to make progress on factors within its control despite a challenging macro environment. Lower cost and capital expenditure supported positive free cash flow generation in the period.

Adjusted EBITDA of R21,0 billion was 12% lower than the prior period, primarily due to a 17% decline in the average Rand per barrel Brent crude oil price and lower average US dollar per ton chemicals basket price. This was partially offset by improved refining margins, 3% higher sales volumes driven by stronger production performance and lower cash fixed costs.

Earnings before interest and tax (EBIT) of R4,6 billion was 52% lower than the prior period of R9,5 billion and impacted by non-cash remeasurement items of R7,9 billion. This related mainly to impairments of R7,8 billion (before tax) compared to R5,7 billion in the prior period, and include the impairment on the Secunda liquid fuels refinery cash generating unit (CGU) and our Mozambican Production Sharing Agreement (PSA) gas development.

As a result of the above, basic earnings per share (EPS) decreased by 95% to R0,38 per share and HEPS decreased by 34% to R9,27 per share compared to the prior period.

Cash generated by operating activities of R11,6 billion declined 34%, mainly reflecting the lower earnings detailed above. Capital expenditure of R8,5 billion was 43% lower than the prior period. This was mainly due to no Secunda shutdown, lower Production Sharing Agreement (PSA) project expenditure in Mozambique and lower capital on environmental compliance programmes as these near completion. Free cash flow of R0,8 billion increased by more than 100%, supported by the lower capital expenditure.

Liquidity remains robust at above US$4 billion and we actively manage our debt maturity profile, maintaining resilience in a volatile market environment.

Total debt decreased to R93,5 billion (US$5,6 billion) compared to R103,3 billion (US$5,8 billion) at 30 June 2025. Sasol deposited R8,7 billion (US$500 million) on the revolving credit facility and repaid R812 million on the DMTN. A floating rate bond of R5,3 billion was issued in the period to 31 December 2025. In exchange, US$300 million was received. The issuance supports our efforts to diversify the funding base, reduce US$ dollar debt exposure and financing costs. In addition, it provides the flexibility to address upcoming bond maturities using available liquidity if required.

Net debt (excluding leases) ended at R63,3 billion (US$3,8 billion), compared to R65,0 billion (US$3,7 billion) at 30 June 2025. We continue to prioritise cash generation through our management actions to meet our full-year net debt target of below US$3,7 billion.

We continue to execute our hedging strategy, with the FY26 programme complete and the FY27 hedging programme underway. During the period, foreign exchange translation losses were largely offset by gains on derivative instruments. Given the prevailing market conditions, a broader range of hedging instruments has been utilised to maintain downside protection.

Key metrics

	Half year 31 Dec 2025	**Half year 31 Dec 2024**	**Change %**
Turnover (R million)	**122 387**	122 102	-
Adjusted EBITDA[1] (R million)	**21 006**	23 949	(12)
EBIT (R million)	**4 619**	9 533	(52)
Basic earnings per share (Rand)	**0,38**	7,22	(95)
Headline earnings per share (Rand)	**9,27**	14,13	(34)
Capital expenditure (R million)	**8 495**	15 007	(43)
Free cash flow[2] (R million)	**794**	**(1 296)**	>100
Net debt (excluding leases)[3] (R million)	**63 269**	64 964	3

1 Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.
2 Free cash flow is defined as cash available from operating activities less first order capital and related capital accruals.
3 Comparative number is as at 30 June 2025.

Net asset value	**Half year 31 Dec 2025**	**Full year 30 Jun 2025**	**Change %**
Total assets (R million)	339 707	359 555	(6)
Total liabilities (R million)	183 010	201 944	9
Total equity (R million)	**156 697**	**157 611**	**(1)**

Turnover			EBIT/(LBIT)[1]	
Half year 31 Dec 2025	Half year 31 Dec 2024		Half year 31 Dec 2025	Half year 31 Dec 2024
R million	R million		R million	R million
		Southern Africa Energy and Chemicals		
14 744	15 347	Mining	**2 138**	2 291
6 342	6 591	Gas	**(811)**	3 925
52 046	48 845	Fuels	**3 082**	(998)
28 917	30 748	Chemicals Africa	**(293)**	3 469
		International Chemicals		
19 010	19 724	America	**550**	657
20 932	19 921	Eurasia	**255**	(136)
-	-	**Business Support**	**(302)**	325
141 991	141 176	**Group performance**	**4 619**	9 533
(19 604)	(19 074)	Intersegmental turnover		
122 387	122 102	**External turnover**		

1 Loss before interest and tax

Dividend

The Company's dividend policy is based on 30% of free cash flow generated, provided that net debt (excluding leases) is sustainably below US$3 billion. The net debt at 31 December 2025 of US$3,8 billion exceeds the net debt trigger, therefore no interim dividend was declared by the Sasol Limited board of directors (the Board).

Updated business outlook

The Group remains on track to achieve its previously communicated guidance, with the following revisions:

- Capital expenditure expected to be between R22 - R24 billion, R2 billion lower than the previous guidance of R24 - R26 billion due to ongoing capital optimisation initiatives; and
- International Chemicals Adjusted EBITDA is revised lower to US$375 to US$450 million, (previously US$450 to - US$550 million) and Adjusted EBITDA margin 8% to 10% (previously 10% to 13%). This is due to a combination of weaker macroeconomic assumptions, softer market conditions and the unplanned Louisiana Integrated Polyethylene JV LLC ethylene cracker outage in Q2FY26. Self-help measures continue to be progressed.

The operating environment is expected to remain challenging, given heightened geopolitical tensions, evolving global trade dynamics and continued softness in certain end markets impacting financial performance. Our focus on safe and reliable operations and realising more value from our self-help initiatives will enable stronger free cash flow generation, deleveraging and sustainable value for our stakeholders.

The information contained in this paragraph has not been reviewed or reported on by Sasol's auditors. More details on our financial year 2026 outlook is available in our Interim results presentation available on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results

Short-form statement

This announcement has been prepared in compliance with the JSE Listings Requirements and is the responsibility of the Board and is only a summary of the information in Sasol Limited's condensed consolidated interim financial statements for the six months ended 31 December 2025. The condensed consolidated interim financial statements have been reviewed by Sasol's external auditors, KPMG, who expressed an unmodified review conclusion thereon. Financial figures in this announcement have been correctly extracted from the condensed consolidated interim financial statements. The information in this announcement has not been reviewed and reported on by Sasol Limited's external auditors.

Any investment decision should also take into consideration the information contained in the full condensed consolidated interim financial statements, published on SENS on 23 February 2026, via the JSE link. The condensed consolidated interim financial statements, including KPMG's unmodified review conclusion, are available through a secure electronic manner at the election of the person requesting inspection, and have been published and can be found on the company's website, https://www.sasol.com/index.php/investor-centre/financial-results, and can also be viewed on the JSE link, https://senspdf.jse.co.za/documents/2026/JSE/ISSE/SOL/HY26Result.pdf

Important information

Sasol will present its interim financial results for the six months ended 31 December 2025 on Monday, 23 February 2026 at 11h00 (SA time). This will be followed by a market call, hosted by the President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol23022026
or via teleconference call link:
https://services.choruscall.eu/DiamondPassRegistration/register?confirmationNumber=3605690&linkSecurityString=89ae33f44

A recording of the presentation will be available on the website thereafter at https://www.sasol.com/investor-centre/financial-results.

For further information, please contact:

Sasol Investor Relations
Email: investor.relations@sasol.com

Website : https://www.sasol.com/investor-centre/financial-results.

23 February 2026

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts, based on management's current views and assumptions, and which are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Should one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical products; changes in the fuel and gas pricing mechanisms in South Africa and their effects on costs and product prices, statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; assumptions relating to macroeconomics, including changes in trade policies, tariffs and sanction regimes; the impact of climate change, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements.

Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references Brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary